                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                   _________________________________________

                                 SCHEDULE 13D
                               (Amendment No. 1)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      WASHINGTON CONSTRUCTION GROUP, INC.
                       (formerly Kasler Holding Company)
                        ______________________________
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
                          ___________________________
                        (Title of Class of Securities)


                                   485797104
                                _______________
                                (CUSIP Number)


                       D.W. Holdings, Inc.
                       Dennis Washington
                       c/o  Washington Corporations
                       101 International Way
                       Missoula, Montana  59807
                       (406) 523-1300
                ______________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                       Copy to:

                       Scott R. Haber, Esq.
                       Latham & Watkins
                       505 Montgomery Street, 19th Floor
                       San Francisco, CA 94111
                       (415) 391-0600

                                 June 18, 1996
              __________________________________________________
            (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

          Check the following box if a fee is being paid with the statement: [_]

               Page 1 of 14 Pages
               Exhibit Index is on Page 12

CUSIP NO. 485797104                     13D                   PAGE 2 OF 14 PAGES

1    NAME OF REPORTING PERSON

     D.W. Holdings, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]

                                                                       (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

               7    SOLE VOTING POWER

                    0 shares of Common Stock (See Item 5)
NUMBER OF
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            828,000 shares of Common Stock (See Item 5)
EACH
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON
WITH                0 shares of Common Stock (See Item 5)

               10   SHARED DISPOSITIVE POWER

                    828,000 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     828,000 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14   TYPE OF REPORTING PERSON

     CO

CUSIP NO. 485797104                     13D                   PAGE 3 OF 14 PAGES

1    NAME OF REPORTING PERSON

     Dennis Washington

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                   7    SOLE VOTING POWER

                        19,381,635 shares of Common Stock (See Item 5)
NUMBER OF
SHARES             8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                828,000 shares of Common Stock (See Item 5)
EACH
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON
WITH                    19,381,635 shares of Common Stock (See Item 5)

                  10    SHARED DISPOSITIVE POWER

                        828,000 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     20,209,635 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.5%

14   TYPE OF REPORTING PERSON

     IN

CUSIP NO. 485797104                     13D                   PAGE 4 OF 14 PAGES

1    NAME OF REPORTING PERSON

     Phyllis Washington

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO (See Item 5)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                   7    SOLE VOTING POWER

                        77,838 shares of Common Stock (See Item 5)
NUMBER OF
SHARES             8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                0 shares of Common Stock (See Item 5)
EACH
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON
WITH                    77,838 shares of Common Stock (See Item 5)

                  10    SHARED DISPOSITIVE POWER

                        0 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     77,838 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%

14   TYPE OF REPORTING PERSON

     IN

CUSIP NO. 485797104                     13D                   PAGE 5 OF 14 PAGES

1    NAME OF REPORTING PERSON

     LeRoy Wilkes

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                        (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     OO and PF (See Item 3)

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                   7    SOLE VOTING POWER

                        2,100 shares of Common Stock (See Item 5)
NUMBER OF
SHARES             8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                0 shares of Common Stock (See Item 5)
EACH
REPORTING          9    SOLE DISPOSITIVE POWER
PERSON
WITH                    2,100 shares of Common Stock (See Item 5)

                  10    SHARED DISPOSITIVE POWER

                        0 shares of Common Stock (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,100 shares of Common Stock (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%

14   TYPE OF REPORTING PERSON

     IN

          This Amendment No. 1 to Schedule 13D restates and amends the Statement on Schedule 13D filed July 19, 1993 (the "Schedule 13D") by D.W. Holdings, Inc., a Texas corporation, Dennis Washington, Phyllis Washington and LeRoy Wilkes relating to the Common Stock, par value $.01 per share, of Washington Construction Group, Inc. (formerly Kasler Holding Company), a Delaware corporation.

          This Schedule 13D is subject to the provisions of Rule 101(a)(2) of Regulation S-T under the Securities Exchange Act of 1934, as amended, relating to the Securities and Exchange Commission's recently adopted electronic filing requirements. Pursuant to Rule 101(a)(2), since this amendment is the first amendment which the Reporting Persons are filing electronically, the Reporting Persons are required to restate the entire Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.
          --------------------

          This statement relates to shares of common stock, par value $.01 per share (the "Shares"), of Washington Construction Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 27400 East Fifth Street, Highland, California 92346. In April 1996, the Issuer changed its name from Kasler Holding Company to Washington Construction Group, Inc.

ITEM 2.   IDENTITY AND BACKGROUND.
          ------------------------

          (a)-(c), (f) This statement is being filed by D.W. Holdings, Inc., a Texas corporation ("D.W. Holdings"), Mr. Dennis Washington ("Mr. Washington"), Mrs. Phyllis Washington ("Mrs. Washington") and Mr. LeRoy Wilkes ("Mr. Wilkes"). D.W. Holdings, Mr. Washington, Mrs. Washington and Mr. Wilkes are hereinafter collectively referred to as the "Reporting Persons."

          D.W. Holdings' principal business is investing in marketable securities. Its principal offices are located at 101 International Way, Missoula, Montana 59802. Mr. Washington owns 100% of the voting common stock of D.W. Holdings. Mr. Dorn Parkinson is President and Vice President of D.W. Holdings. The directors of D.W. Holdings are Mr. Parkinson and Mr. Michael Haight. On April 30, 1995, Mr. Wilkes resigned from the board of directors of D.W. Holdings.

          The principal employment of Mr. Washington and Mrs. Washington is to make and hold investments and the business address is 101 International Way, Missoula, Montana 59802. The principal employment of each of Messrs. Parkinson, and Haight is President and Controller, respectively, of Washington Corporations and the business address of each of them is 101 International Way, Missoula, Montana 59802. The principal business of Washington Corporations is the provision of legal, accounting and managerial services. Mr. Washington also is the principal shareholder or partner of entities the principal businesses of which include rail transportation, mining, heavy construction, environmental remediation and real estate development. Mrs. Washington is Mr. Washington's wife. The principal employment of Mr. Wilkes is Senior Vice President - Operations of Santa Fe Pacific Gold Corp., 6200 Uptown Boulevard, NE, Albuquerque, New Mexico 87125, the principal business of which is to explore for and develop gold properties and mines and process gold ores. Mr. Washington, Mr. Parkinson, Mr. Wilkes, Mr. Haight and Mrs. Washington are citizens of the United States of America.

          (d) and (e). During the last five years, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any other person named in this Item 2, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

          Except for the 2,000 Shares purchased by Mr. Wilkes as described in
Item 5(c) below, the Shares held by the Reporting Persons were acquired pursuant to transactions contemplated by an Agreement and Plan of Reorganization (the "Reorganization Agreement") dated March 11, 1993 by and among Kasler Corporation ("Kasler"), Washington Contractors Group, Inc. ("WCGI"), WCG Holdings, Inc. ("WCG Holdings") (formerly known as Washington Corporations), Mr. Washington and Mrs. Washington, pursuant to which Kasler and WCG Holdings combined their operations as wholly owned subsidiaries of the Issuer.

          (a) The Kasler Merger. Pursuant to the Reorganization Agreement, Kasler Sub Inc., a California corporation and wholly owned subsidiary of the Issuer, was merged with and into Kasler (the "Kasler Merger"). Kasler was the surviving corporation in the Kasler Merger and as a result thereof became a wholly owned subsidiary of the Issuer. The Kasler Merger became effective on July 9, 1993 upon the filing with the Secretary of State of the State of California of an Agreement and Plan of Merger by and among the Issuer, Kasler Sub Inc. and of Kasler (the "Kasler Merger Agreement"). Pursuant to the Kasler Merger Agreement, each share of common stock, no par value per share, of Kasler ("Kasler Common Stock") issued and outstanding immediately prior to the Kasler Merger was automatically converted into and became one validly issued, fully paid and nonassessable Share. A copy of the Kasler Merger Agreement was filed as Exhibit 3 to the Schedule 13D and is incorporated herein by reference in its entirety.

          On July 9, 1993, pursuant to the Kasler Merger D.W. Holdings acquired 828,000 Shares upon the conversion of 828,000 shares of Kasler Common Stock owned by D.W. Holdings immediately prior to the consummation of the Kasler Merger. On July 9, 1993, pursuant to the Kasler Merger Mr. Wilkes acquired 100 Shares upon the conversion of 100 shares of Kasler Common Stock owned by Mr. Wilkes immediately prior to the consummation of the Kasler Merger.

          (b) The Share Exchange. Pursuant to the Reorganization Agreement, Mr. Washington and Mrs. Washington, as the sole shareholders of WCG Holdings, exchanged all 50,100 issued and outstanding shares of common stock, $1.00 par value, of WCG Holdings ("WCG Holdings Common Stock") for an aggregate of 19,459,473 validly issued, fully paid and nonassessable Shares (the "Share Exchange"). As a result thereof, on July 9, 1993 WCG Holdings became a wholly owned subsidiary of the Issuer.

          On July 9, 1993, pursuant to the Share Exchange Mr. Washington acquired 19,381,635 Shares, subject to the Escrow described below. The consideration for such Shares acquired by Mr. Washington was 49,900 shares of WCG Holdings Common Stock directly owned by Mr. Washington immediately prior to consummation of the Share Exchange. On July 9, 1993, pursuant to the Share Exchange Mrs. Washington acquired 77,838 Shares, subject to the Escrow described below. The consideration for such Shares acquired by Mrs. Washington was 200 shares of WCG Holdings Common Stock directly owned by Mrs. Washington immediately prior to consummation of the Share Exchange.

ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          The Reporting Persons acquired the Shares (except for the 2,000 Shares purchased by Mr. Wilkes as described in Item 5(c) below) in order to combine the business operations of Kasler and WCG Holdings as wholly owned subsidiaries of the Issuer and to obtain a controlling interest in the equity securities of the Issuer. The Reporting Persons (other than Mr. Wilkes) intend to participate (through their nominees to the Board of Directors) in the formulation, determination and direction of basic business decisions and policies of the Issuer. Pursuant to the Reorganization Agreement, five of the nine current directors of the Issuer, including Mr. Parkinson who is also Chairman of the Issuer, were nominated by WCG Holdings.

          On May 28, 1996, the Issuer and Morrison Knudsen Corporation ("MK") entered into a Restructuring and Merger Agreement (the "Merger Agreement") pursuant to which MK will merge into the Issuer and the Issuer will be the surviving corporation (the "MK Merger"). In connection with the MK Merger, Mr. Washington delivered a letter to MK stating that at the contemplated meeting of stockholders of the Issuer to consider and vote upon the MK Merger, he will vote his Shares in favor of the Merger. As described in Item 5 below, Mr. Wilkes is no longer deemed to be acting as part of a group with the other Reporting Persons.

          Pursuant to the Merger Agreement, the Board of Directors of the Issuer immediately following the Merger will consist of nine directors, five of whom will be designated by the Board of Directors of the Issuer. On June 18, 1996, the Issuer filed a preliminary proxy statement indicating that the Board had designated Mr. Washington and Mr. Parkinson as two of the directors, and that it was anticipated that Mr. Washington would be Chairman of the Board of Directors after the Merger. The Merger contemplates, among other things, the issuance by the Issuer of approximately 24,123,000 newly-issued Shares to certain creditors of MK. After the Merger, it is anticipated that Mr. Washington will own approximately 37.7% of the outstanding Shares (including the shares owned by D.W. Holdings) and that Mrs. Washington will own .1% of the outstanding Shares.

          Except as disclosed herein, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, and although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) As of the close of business on June 24, 1996, D.W. Holdings beneficially owned an aggregate of 828,000 Shares (2.8% of the outstanding Shares) which it held directly.

          As of the close of business on June 24, 1996, Mr. Wilkes beneficially owned an aggregate of 2,100 Shares, which he owned directly.

          As of the close of business on June 24, 1996, Mr. Washington beneficially owned an aggregate of 20,209,635 Shares (68.5% of the outstanding Shares), which includes the 828,000 Shares held by D.W. Holdings and as to which Mr. Washington may be deemed the beneficial owner as sole shareholder of D.W. Holdings.

          As of the close of business on June 24, 1996, Mrs. Washington beneficially owned an aggregate of 77,838 Shares (0.3% of the outstanding Shares) A copy of the Reorganization Agreement was filed as Exhibit 2 to the
Schedule 13D and is incorporated by reference herein in its entirety. Certain of the Shares owned directly by Mr. Washington and Mrs. Washington initially were held in an escrow account (the "Escrow") pursuant to the Escrow Agreement, a copy of which was filed as Exhibit 4 to the Schedule 13D, and is incorporated by reference herein in its entirety. Such Shares are no longer held in the Escrow.

          As of the close of business on June 24, 1996, the Reporting Persons owned in the aggregate 20,289,573 Shares, which represent approximately 68.8% of the 29,484,184 Shares outstanding as of the close of business on May 21, 1996.

          Pursuant to Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), D.W. Holdings, Mr. Washington and Mrs. Washington may be deemed to be a group. By reason of the provisions of Rule 13d-5 under the Act, the group consisting of D.W. Holdings, Mr. Washington and Mrs. Washington may be deemed to own all shares owned by such persons. Each such person does not affirm the existence of such a group, and, except as specifically described herein, disclaims beneficial ownership of Shares.

          The Schedule 13D stated that Mr. Wilkes may be deemed to be a member of a group with the other Reporting Persons. Mr. Wilkes is no longer employed by Washington Corporations or any affiliate of Mr. Washington, and has no agreement, arrangement or understanding with any of the other Reporting Persons concerning the voting, holding or disposition of any Shares. Thus, whereas at one time Mr. Wilkes may have been deemed to be a member of a group with the other Reporting Persons, that is no longer the case.

          (b) D.W. Holdings has the shared power to vote and dispose of the Shares which it owns directly. Mr. Wilkes has the sole power to vote and dispose of the Shares which he owns directly. Mr. Washington has the sole power to vote and dispose of the 19,381,635 Shares which he owns and holds directly, and has the shared power to vote and dispose of the 828,000 Shares owned by D.W. Holdings. Mrs. Washington has the sole power to vote and dispose of the 77,838 Shares which she owns and holds directly.

          (c) On May 18, 1993, in connection with the formation of the Issuer, the Issuer issued to WCGI, an affiliate of Mr. Washington, 100 Shares at a price of $5.00 per share. Following the Combination on July 9, 1993, such Shares held by WCGI were cancelled without consideration therefor pursuant to Section 2.10 of the Reorganization Agreement.

          On July 9, 1993, D.W. Holdings acquired all of its directly-owned Shares described in paragraph (a) above pursuant to the Kasler Merger. On July 9, 1993, Mr. Wilkes acquired 100 of his directly-owned shares described in paragraph (a) above pursuant to the Kasler Merger, and on June 21, 1996, Mr. Wilkes acquired 2,000 of such Shares in an open market transaction at a purchase price of $10.00 per Share. On July 9, 1993, Mr. Washington and Mrs. Washington each acquired all of their respective directly-owned Shares described in paragraph (a) above pursuant to the Share Exchange. The information in Item 3 describing the Kasler Merger and the Share Exchange is incorporated herein by reference in its entirety. A copy of the Reorganization Agreement (which describes the terms of the Kasler Merger and the Share Exchange) was filed as
Exhibit 2 to the Schedule 13D and is incorporated herein by reference in its entirety. A copy of the Kasler Merger Agreement was filed as Exhibit 3 to the
Schedule 13D and is incorporated herein by reference in its entirety.

          (d)  Not applicable.

          (e) On April 27, 1995, Mr. Wilkes ceased to be an employee of Washington Corporations. On April 30, 1995, Mr. Wilkes resigned from the board of directors of D.W. Holdings. Thus, whereas at one time Mr. Wilkes may have been deemed to be a member of a group with the other Reporting Persons (and therefore the beneficial owner of more than 5% of the Shares), that is no longer the case.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          ----------------------------------------------------------------------

          The information contained in Item 3 which describes the Reorganization Agreement, the Kasler Merger Agreement and the Escrow Agreement is incorporated herein by reference. The information contained in Item 5 which describes the Escrow Agreement is incorporated herein by reference. A copy of the Reorganization Agreement was filed as Exhibit 2 to the Schedule 13D and is incorporated herein by reference in its entirety. A copy of the Kasler Merger Agreement was filed as Exhibit 3 to the Schedule 13D and is incorporated by reference herein in its entirety. A copy of the Escrow Agreement was filed as
Exhibit 4 to the Schedule 13D and is incorporated by reference herein in its entirety.

          In connection with the Reorganization Agreement, Mr. Washington, WCG Holdings and the Issuer entered into an affiliate agreement dated as of July 9, 1993 (the "Affiliate

Agreement") pursuant to which Mr. Washington agreed not to offer, sell, exchange, transfer, pledge or otherwise dispose of any of the Shares received by him in the Combination unless either: (i) such transaction shall be permitted pursuant to the provisions of Rule 145(d) under the Securities Act of 1933, as amended (the "Securities Act"); (ii) counsel representing Mr. Washington shall have advised the Issuer in a written opinion letter satisfactory to the Issuer and its counsel that no registration under the Securities Act would be required in connection with the proposed sale, transfer or other disposition; (iii) a registration statement under the Securities Act covering the Shares proposed to be sold, transferred or otherwise disposed of, describing the manner and terms of the proposed sale, transfer or other disposition, and containing a current prospectus, shall have been filed with the Securities and Exchange Commission (the "SEC") and made effective under the Securities Act; or (iv) an authorized representative of the SEC shall have rendered written advice to Mr. Washington to the effect that the SEC would take no action, or that the staff of the SEC would not recommend that the SEC take action, with respect to the proposed sale, transfer or other disposition if consummated. A copy of the Affiliate Agreement was filed as Exhibit 5 to the Schedule 13D and is incorporated herein by reference in its entirety.

          In connection with the MK Merger, Mr. Washington delivered a letter dated as of May 20, 1996 to MK stating that at the contemplated meeting of stockholders of the Issuer to consider and vote upon the MK Merger, he will vote his Shares in favor of the Merger. The form of such letter is attached hereto as Exhibit 2 and incorporated herein by reference.

          Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit 1.  Joint Filing Agreement dated June 24, 1996.

          Exhibit 2.  Letter dated May 20, 1996

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 1996         D.W. Holdings, Inc.



                                 By:    /s/  DORN PARKINSON
                                    --------------------------------
                                      Name:  Dorn Parkinson
                                      Title: President



Dated:  June 24, 1996                   /s/  DENNIS WASHINGTON
                                    --------------------------------
                                    Dennis Washington



Dated:  June 24, 1996                   /s/  PHYLLIS WASHINGTON
                                    --------------------------------
                                    Phyllis Washington



Dated:  June 24, 1996                   /s/  LEROY WILKES
                                    --------------------------------
                                    LeRoy Wilkes

                                 EXHIBIT INDEX
                                 -------------

                                                                     Page Number
                                                                     -----------

Exhibit 1.  Joint Filing Agreement dated June 24, 1996.

Exhibit 2.  Letter dated May 20, 1996.